EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,
	2016	2015
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$154	$164
Income tax expense	79	76
Fixed charges:
Interest on:
Short-term borrowings	18	11
Long-term debt	197	167
Others	6	3
One third of rents, net of income from subleases	7	9
Total fixed charges, excluding interest on deposits	228	190
Earnings from continuing operations before taxes and fixed charges	$461	$430
Ratio of earnings to fixed charges	2.02	2.26
Preferred stock dividends(1)	$22	$30
Fixed charges, including preferred stock dividends	$250	$220
Ratio of earnings to fixed charges, including preferred stock dividends	1.84	1.95

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$228	$190
Add: Interest on deposits	105	46
Total fixed charges, including interest on deposits	$333	$236
Earnings from continuing operations before taxes and fixed charges	$461	$430
Add: Interest on deposits	105	46
Earnings from continuing operations before taxes and fixed charges, including interest on deposits	$566	$476
Ratio of earnings to fixed charges, including interest on deposits	1.70	2.02
Fixed charges, including preferred stock dividends	$250	$220
Add: Interest on deposits	105	46
Fixed charges, including interest on deposits and the preferred stock dividend factor	$355	$266
Ratio of earnings to fixed charges, including interest on deposits and preferred stock dividends	1.59	1.79

(1)	Preferred stock dividends are grossed up to their pretax equivalents.